Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports Second Quarter 2015 Financial Results

SHANGHAI, August 10, 2015 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the second quarter of 2015 ended June 30, 2015.

Second Quarter 2015 Highlights:

•	Total revenues increased 11.0% over Q2 2014 to RMB508.0 million (US$81.9 million), exceeding the Company’s guidance range
•	Online recruitment services revenues increased 7.6% over Q2 2014 to RMB335.7 million (US$54.1 million), which reflected the impact of a 6% value-added tax (“VAT”) policy change effective June 1, 2014
•	Other HR services increased 19.5% over Q2 2014 to RMB171.1 million (US$27.6 million)
•	Gross margin of 72.8% compared with 73.9% in Q2 2014
•	Income from operations was RMB122.4 million (US$19.7 million)
•	Fully diluted earnings per share were RMB2.33 (US$0.38)
•	Excluding share-based compensation expense, gain from foreign currency translation and change in fair value of convertible notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB3.04 (US$0.49), exceeding the Company’s guidance range
•	Closed the acquisition of Yingjiesheng.com

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “While we navigate through this period of softer recruitment demand in 2015, we are pleased that our value-added HR services maintained its solid growth momentum through strengthened sales efforts to generate high quality revenues from our core customer base in the second quarter. We also made significant progress in executing our long-term, multi-product strategic blueprint with the completed acquisition of a campus recruitment website, investments in other HR services providers and the ongoing development of our new high-end recruitment site. As we position 51job for the future, we stay continuously focused on value creation for all stakeholders: to connect our job seekers with the best and most relevant opportunities, to deliver tangible, successful results for our employers and to enhance profitable returns for our shareholders.”

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51job, Inc. Reports Second Quarter 2015 Financial Results

August 10, 2015

Second Quarter 2015 Unaudited Financial Results

Total revenues for the second quarter ended June 30, 2015 were RMB508.0 million (US$81.9 million), an increase of 11.0% from RMB457.5 million for the same quarter in 2014.

Online recruitment services revenues for the second quarter of 2015 were RMB335.7 million (US$54.1 million), representing a 7.6% increase from RMB312.0 million for the same quarter of the prior year. The growth was principally due to an increase in the number of unique employers and greater usage of online recruitment services, which was partially offset by the implementation of a 6% VAT policy change effective June 1, 2014 that reduced revenues recorded. Unique employers increased 7.3% to 300,681 in the second quarter of 2015 compared with 280,203 in the same quarter of the prior year driven by new customer additions. Average revenue per unique employer increased 0.3% in the second quarter of 2015 as compared with the same quarter in 2014 primarily due to the purchase of higher priced services by customers, which offset the effect of the VAT policy change.

Print advertising revenues for the second quarter of 2015 decreased 47.0% to RMB1.2 million (US$0.2 million) compared with RMB2.3 million for the same quarter in 2014. The estimated number of print advertising pages generated in the second quarter of 2015 was 11 pages compared with 21 pages in the same quarter in 2014. The Company currently operates a print publication in the city of Xian.

Other human resource related revenues for the second quarter of 2015 increased 19.5% to RMB171.1 million (US$27.6 million) from RMB143.2 million in the same quarter of 2014. The increase was primarily due to greater customer adoption and usage of business process outsourcing and training services driven by improved sales efforts.

Gross profit for the second quarter of 2015 increased 11.2% to RMB362.2 million (US$58.4 million) from RMB325.8 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 72.8% in the second quarter of 2015 compared with 73.9% in the same quarter in 2014.

Operating expenses for the second quarter of 2015 increased 17.9% to RMB239.7 million (US$38.7 million) from RMB203.4 million for the same quarter of 2014. Sales and marketing expenses for the second quarter of 2015 increased 22.0% to RMB173.9 million (US$28.1 million) from RMB142.6 million for the same quarter of the prior year primarily due to greater advertising and promotion expenditures as well as headcount additions and higher employee compensation expenses. General and administrative expenses for the second quarter of 2015 increased 8.2% to RMB65.8 million (US$10.6 million) from RMB60.8 million in the second quarter of 2014 primarily due to higher employee compensation expenses, including share-based compensation, which was partially offset by lower professional services fees in the second quarter of 2015.

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51job, Inc. Reports Second Quarter 2015 Financial Results

August 10, 2015

Income from operations for the second quarter of 2015 was RMB122.4 million (US$19.7 million), which was substantially the same as the second quarter of 2014. Operating margin, which is income from operations as a percentage of net revenues, was 24.6% in the second quarter of 2015 compared with 27.8% in the same quarter of 2014. Excluding share-based compensation expense, operating margin would be 29.3% in the second quarter of 2015 compared with 31.9% in the same quarter of 2014.

In April 2014, the Company completed an offering of US$172.5 million in convertible senior notes. In the second quarter of 2015, the Company recognized a mark-to-market, non-cash loss of RMB25.9 million (US$4.2 million) associated with a change in the fair value of convertible notes compared with RMB28.9 million in the second quarter of 2014.

Other income in the second quarter of 2015 included local government financial subsidies of RMB45.4 million (US$7.3 million) compared with RMB32.6 million in the second quarter of 2014. The effective tax rate in the second quarter of 2015 decreased to 19.3% compared with 36.0% in the second quarter of 2014, primarily due to non-taxable items, such as the change in fair value of convertible notes, which comprised a smaller portion of the income before income tax base in the second quarter of 2015 than in the comparable year-ago period. The effective tax rate on non-GAAP results in the second quarter of 2015 was 15.2% compared with 15.0% in the second quarter of 2014.

Net income for the second quarter of 2015 was RMB137.0 million (US$22.1 million) compared with RMB52.0 million for the same quarter in 2014. Fully diluted earnings per share for the second quarter of 2015 were RMB2.33 (US$0.38) compared with RMB0.86 for the same quarter in 2014.

In the second quarter of 2015, total share-based compensation expense was RMB23.2 million (US$3.7 million) compared with RMB18.3 million in the second quarter of 2014. The Company also recognized a gain from foreign currency translation of RMB3.9 million (US$0.6 million) in the second quarter of 2015 compared with RMB5.3 million in the second quarter of 2014.

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51job, Inc. Reports Second Quarter 2015 Financial Results

August 10, 2015

Excluding share-based compensation expense, gain from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items, non-GAAP adjusted net income for the second quarter of 2015 increased 9.9% to RMB182.2 million (US$29.4 million) compared with RMB165.8 million for the second quarter of 2014. Non-GAAP adjusted fully diluted earnings per share were RMB3.04 (US$0.49) in the second quarter of 2015 compared with RMB2.75 in the second quarter of 2014.

Six Months 2015 Unaudited Financial Results

Total revenues for the six months ended June 30, 2015 were RMB966.1 million (US$155.8 million), an increase of 8.0% from RMB894.7 million for the same period in 2014. Income from operations for the six months ended June 30, 2015 increased 1.5% to RMB245.9 million (US$39.7 million) from RMB242.2 million for the same period in 2014.

Net income for the six months ended June 30, 2015 was RMB310.3 million (US$50.0 million) compared with RMB170.4 million for the same period in 2014. Fully diluted earnings per common share for the six months ended June 30, 2015 was RMB4.71 (US$0.76) compared with RMB2.81 for the same period in 2014.

Excluding share-based compensation expense, gain from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items, non-GAAP adjusted net income for the six months ended June 30, 2015 increased 6.8% to RMB324.0 million (US$52.3 million) from RMB303.4 million for the six months ended June 30, 2014. Non-GAAP adjusted fully diluted earnings per common share were RMB5.43 (US$0.88) for the six months ended June 30, 2015 compared with RMB5.01 in the same period in 2014.

As of June 30, 2015, cash and short-term investments totaled RMB4,617.8 million (US$744.8 million) compared with RMB4,494.7 million as of December 31, 2014. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Completed Acquisition and Investments

In the second quarter of 2015, the Company closed the acquisition of Yingjiesheng.com (“YJS”), an established recruitment website with over 8 million registered users which is focused on college graduates and students in China. Operating commercially since 2007 and based in Shanghai, YJS provides information on full-time, part-time and internship job opportunities, campus talks, corporate visits and recruitment fairs, as well as moderates online career advice and job seeker counseling forums. The total consideration for 100% of the equity interests in YJS was RMB250.0 million (US$40.3 million), which was funded by the Company’s existing cash resources. Beginning April 3, 2015, YJS has been fully consolidated into 51job’s financial statements.

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51job, Inc. Reports Second Quarter 2015 Financial Results

August 10, 2015

On June 23, 2015, the Company completed an investment for a 60% equity interest in Beijing Zhiding Youyuan Management Consulting Co., Ltd. (“Zhiding Youyuan”) for a total of RMB18.7 million (US$3.0 million), which was funded by the Company’s existing cash resources. Founded in 2010, Zhiding Youyuan provides talent assessment services, including a system of in-house developed, proprietary psychometric tests, which help employers to identify ideal job candidates and better allocate talent resources in their organizations in China.

During the second quarter of 2015, the Company also made several small, noncontrolling strategic investments for an aggregate amount of RMB20.1 million (US$3.2 million), which was funded by the Company’s existing cash resources.

Business Outlook

Based on current market conditions, the Company’s total revenues target for the third quarter of 2015 is in the estimated range of RMB505 million to RMB525 million (US$81.5 million to US$84.7 million). Excluding share-based compensation expense, any gain or loss from foreign currency translation, and any mark-to-market gain or loss associated with a change in fair value of convertible notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the third quarter of 2015 is in the estimated range of RMB2.25 to RMB2.45 (US$0.36 to US$0.40) per share. The Company expects total share-based compensation expense in the third quarter of 2015 to be in the estimated range of RMB20 million to RMB21 million (US$3.2 million to US$3.4 million).

Other Company News

In connection with the Company’s US$75 million share repurchase program, the Company repurchased 101,350 ADSs in the open market for an aggregate consideration of US$3.1 million, including transaction fees, in the second quarter of 2015.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.2000 to US$1.00, the noon buying rate on June 30, 2015 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 9:00 p.m. Eastern Time on August 10, 2015 (9:00 a.m. Beijing / Hong Kong time zone on August 11, 2015) to discuss its second quarter 2015 financial results, operating performance and business outlook. To dial in to the call, please use conference ID 9316313 and the following telephone numbers:

US: +1-866-839-8029

Hong Kong: +852-2598-7556

International: +1-914-449-1588

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51job, Inc. Reports Second Quarter 2015 Financial Results

August 10, 2015

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain from foreign currency translation and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such translation gain is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. The Company believes excluding convertible senior notes issuance costs and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such costs are one-time, non-recurring and not attributable to the underlying performance of the Company’s business. The Company believes excluding changes in fair value of convertible notes and zero-strike call options, as well as their related tax effect, from its non-GAAP financial measures is useful for its management and investors as such changes are not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, and http://www.51jingying.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

Statements in this release regarding targets for the third quarter of 2015, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the third quarter of 2015; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic, regulatory and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry; any risks related to acquisitions or investments the Company has made or will make in the future; and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the third quarter of 2015 or as a result of new information, future events or otherwise.

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51job, Inc. Reports Second Quarter 2015 Financial Results

August 10, 2015

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
(In thousands, except share and per share data)	June 30, 2014 (unaudited)	June 30, 2015 (unaudited)	June 30, 2015 (unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	312,021	335,683	54,142
Print advertising	2,338	1,239	200
Other human resource related revenues	143,165	171,078	27,593

Total revenues	457,524	508,000	81,935

Less: Business and related taxes	(16,478)	(10,586)	(1,707)

Net revenues	441,046	497,414	80,228

Cost of services (Note 2)	(115,234)	(135,238)	(21,813)

Gross profit	325,812	362,176	58,415

Operating expenses:
Sales and marketing (Note 3)	(142,568)	(173,945)	(28,056)
General and administrative (Note 4)	(60,805)	(65,789)	(10,610)

Total operating expenses	(203,373)	(239,734)	(38,666)

Income from operations	122,439	122,442	19,749
Gain from foreign currency translation	5,337	3,906	630
Interest and investment income, net	22,030	23,801	3,839
Convertible senior notes issuance costs	(47,210)	—	—
Change in fair value of convertible notes	(28,879)	(25,878)	(4,174)
Change in fair value of zero-strike call options	(24,874)	—	—
Other income, net	32,303	45,342	7,313

Income before income tax expense	81,146	169,613	27,357
Income tax expense	(29,189)	(32,660)	(5,268)

Net income	51,957	136,953	22,089

Other comprehensive income:
Foreign currency translation adjustments	5	(64)	(10)

Comprehensive income	51,962	136,889	22,079

Earnings per share:
Basic	0.88	2.36	0.38
Diluted (Note 5)	0.86	2.33	0.38

Weighted average number of common shares outstanding:
Basic	59,285,976	57,936,743	57,936,743
Diluted	60,273,997	58,767,817	58,767,817

__________

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.2000 to US$1.00 on June 30, 2015 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
2.	Includes share-based compensation expense of RMB2,935 and RMB3,723 (US$600) for the three months ended June 30, 2014 and 2015, respectively.
3.	Includes share-based compensation expense of RMB2,523 and RMB3,201 (US$516) for the three months ended June 30, 2014 and 2015, respectively.
4.	Includes share-based compensation expense of RMB12,862 and RMB16,316 (US$2,632) for the three months ended June 30, 2014 and 2015, respectively.
5.	Diluted earnings per share is calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the three months ended June 30, 2014 and 2015 because the effect would be anti-dilutive.

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51job, Inc. Reports Second Quarter 2015 Financial Results

August 10, 2015

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Six Months Ended
(In thousands, except share and per share data)	June 30, 2014 (unaudited)	June 30, 2015 (unaudited)	June 30, 2015 (unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	613,564	645,855	104,170
Print advertising	10,776	3,611	582
Other human resource related revenues	270,385	316,627	51,070

Total revenues	894,725	966,093	155,822

Less: Business and related tax	(34,149)	(22,319)	(3,600)

Net revenues	860,576	943,774	152,222

Cost of services (Note 2)	(222,049)	(252,335)	(40,699)

Gross profit	638,527	691,439	111,523

Operating expenses:
Sales and marketing (Note 3)	(274,521)	(317,252)	(51,170)
General and administrative (Note 4)	(121,796)	(128,318)	(20,696)

Total operating expenses	(396,317)	(445,570)	(71,866)

Income from operations	242,210	245,869	39,657
Gain from foreign currency translation	5,876	416	67
Interest and investment income, net	43,700	46,295	7,467
Convertible senior notes issuance costs	(47,210)	—	—
Change in fair value of convertible notes	(28,879)	30,860	4,977
Change in fair value of zero-strike call options	(24,874)	—	—
Other income, net	32,378	45,255	7,299

Income before income tax expense	223,201	368,695	59,467
Income tax expense	(52,765)	(58,415)	(9,422)

Net income	170,436	310,280	50,045

Other comprehensive income:
Foreign currency translation adjustments	84	(5)	(1)

Comprehensive income	170,520	310,275	50,044

Earnings per share:
Basic	2.88	5.37	0.87
Diluted (Note 5)	2.81	4.71	0.76

Weighted average number of common shares outstanding:
Basic	59,260,210	57,795,130	57,795,130
Diluted	60,550,822	62,826,630	62,826,630

__________

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.2000 to US$1.00 on June 30, 2015 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
2.	Includes share-based compensation expense of RMB6,090 and RMB7,203 (US$1,162) for the six months ended June 30, 2014 and 2015, respectively.
3.	Includes share-based compensation expense of RMB5,235 and RMB6,193 (US$999) for the six months ended June 30, 2014 and 2015, respectively.
4.	Includes share-based compensation expense of RMB26,687 and RMB31,565 (US$5,091) for the six months ended June 30, 2014 and 2015, respectively.
5.	Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB17,180 (US$2,771), subtraction of change in fair value of convertible notes of RMB30,860 (US$4,977) and subtraction of foreign currency translation gain of RMB725 (US$117) related to the convertible senior notes to the numerator of net income and the addition of the maximum number of 4,035,672 potentially converted shares related to the convertible senior notes to the denominator of common shares for the six months ended June 30, 2015. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the six months ended June 30, 2014 because the effect would be anti-dilutive.

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51job, Inc. Reports Second Quarter 2015 Financial Results

August 10, 2015

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
(In thousands, except share and per share data)	June 30, 2014 (unaudited)	June 30, 2015 (unaudited)	June 30, 2015 (unaudited)
	RMB	RMB	USD (Note 1)

GAAP income before income tax expense	81,146	169,613	27,357
Add back: Share-based compensation expense	18,320	23,240	3,748
Subtract: Gain from foreign currency translation	(5,337)	(3,906)	(630)
Add back: Convertible senior notes issuance costs	47,210	—	—
Add back: Change in fair value of convertible notes	28,879	25,878	4,174
Add back: Change in fair value of zero-strike call options	24,874	—	—

Non-GAAP income before income tax expense	195,092	214,825	34,649

GAAP income tax expense	(29,189)	(32,660)	(5,268)
Tax effect of non-GAAP line items	(124)	(0)	(0)

Non-GAAP income tax expense	(29,313)	(32,660)	(5,268)

Non-GAAP adjusted net income	165,779	182,165	29,381

Non-GAAP adjusted earnings per share:
Basic	2.80	3.14	0.51
Diluted (Note 2)	2.75	3.04	0.49

Weighted average number of common shares outstanding:
Basic	59,285,976	57,936,743	57,936,743
Diluted	60,273,997	62,803,489	62,803,489

	For the Six Months Ended
(In thousands, except share and per share data)	June 30, 2014 (unaudited)	June 30, 2015 (unaudited)	June 30, 2015 (unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	223,201	368,695	59,467
Add back: Share-based compensation expense	38,012	44,961	7,252
Subtract: Gain from foreign currency translation	(5,876)	(416)	(67)
Add back: Convertible senior notes issuance costs	47,210	—	—
Add back (Subtract): Change in fair value of convertible notes	28,879	(30,860)	(4,977)
Add back: Change in fair value of zero-strike call options	24,874	—	—

Non-GAAP income before income tax expense	356,300	382,380	61,675

GAAP income tax expense	(52,765)	(58,415)	(9,422)
Tax effect of non-GAAP line items	(124)	(0)	(0)

Non-GAAP income tax expense	(52,889)	(58,415)	(9,422)

Non-GAAP adjusted net income	303,411	323,965	52,253

Non-GAAP adjusted earnings per share:
Basic	5.12	5.61	0.90
Diluted (Note 3)	5.01	5.43	0.88

Weighted average number of common shares outstanding:
Basic	59,260,210	57,795,130	57,795,130
Diluted	60,550,822	62,826,630	62,826,630

________________

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.2000 to US$1.00 on June 30, 2015 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
2.	Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB8,571 (US$1,382) related to the convertible senior notes to the numerator of non-GAAP adjusted net income and the addition of the maximum number of 4,035,672 potentially converted shares related to the convertible senior notes to the denominator of common shares for the three months ended June 30, 2015. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the three months ended June 30, 2014 because the effect would be anti-dilutive.
3.	Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB17,180 (US$2,771) related to the convertible senior notes to the numerator of non-GAAP adjusted net income and the addition of the weighted average maximum number of 4,035,672 potentially converted shares related to the convertible senior notes to the denominator of common shares for the six months ended June 30, 2015. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the six months ended June 30, 2014 because the effect would be anti-dilutive.

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51job, Inc. Reports Second Quarter 2015 Financial Results

August 10, 2015

51job, Inc.

Consolidated Balance Sheets

	As of
(In thousands, except share and per share data)	December 31, 2014 (unaudited)	June 30, 2015 (unaudited)	June 30, 2015 (unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS
Current assets:
Cash	1,074,096	974,822	157,230
Restricted cash	37,660	29,336	4,732
Short-term investments	3,420,650	3,642,973	587,576
Accounts receivable (net of allowance of RMB1,103 and RMB1,610 as of December 31, 2014 and June 30, 2015, respectively)	74,670	58,144	9,378
Prepayments and other current assets	428,432	454,865	73,365
Deferred tax assets, current	10,256	7,821	1,261

Total current assets	5,045,764	5,167,961	833,542

Non-current assets:
Long-term investments	—	20,100	3,242
Property and equipment, net	519,558	560,684	90,433
Goodwill	—	217,393	35,063
Intangible assets, net	7,696	56,434	9,102
Other long-term assets	8,626	5,738	926
Deferred tax assets, non-current	76	402	65

Total non-current assets	535,956	860,751	138,831

Total assets	5,581,720	6,028,712	972,373

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	22,632	36,509	5,889
Salary and employee related accrual	69,380	55,374	8,931
Taxes payable	110,391	80,427	12,972
Advance from customers	489,066	558,763	90,123
Other payables and accruals	272,505	303,297	48,919

Total current liabilities	963,974	1,034,370	166,834

Non-current liabilities:
Deferred tax liabilities, non-current	12,593	35,380	5,706
Convertible senior notes	1,111,207	1,079,622	174,133

Total non-current liabilities	1,123,800	1,115,002	179,839

Total liabilities	2,087,774	2,149,372	346,673

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 59,004,772 and 59,447,326 shares issued and outstanding as of December 31, 2014 and June 30, 2015, respectively)	48	49	8
Additional paid-in capital	1,040,639	1,106,427	178,456
Statutory reserves	10,785	10,785	1,740
Accumulated other comprehensive income	1,532	1,527	246
Retained earnings	2,440,942	2,751,222	443,745

Total 51job, Inc. shareholders’ equity	3,493,946	3,870,010	624,195

Noncontrolling interests	—	9,330	1,505

Total equity	5,581,720	3,879,340	625,700

Total liabilities and equity	5,581,720	6,028,712	972,373

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Note 1:	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.2000 to US$1.00 on June 30, 2015 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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